press release

ArcelorMittal announces the publication of third quarter 2018 Ebitda sell-side analyst consensus figures

18 October 2018 - ArcelorMittal today announces the publication of third quarter 2018 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of between 20-25 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
3Q 2018	20	$2,750

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	ABN Amro - Philip Ngotho
•	BancoSabadell - Francisco Rodriguez
•	Bank of America Merrill Lynch - Cedar Ekblom
•	BBVA - Luis de Toledo
•	Citi - Ephrem Ravi
•	Commerzbank - Ingo-Martin Schachel
•	Degroof Petercam - Frank Claassen
•	Deutsche Bank - Bastian Synagowitz
•	Exane - Luc Pez
•	Goldman Sachs - Eugene King, Kevin Hellegard
•	Grupo Santander - Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	ING - Stijn Demeester
•	Jefferies - Seth Rosenfeld
•	JP Morgan - Luke Nelson
•	Kepler - Rochus Brauneiser
•	Macquarie - Ioannis Masvoulas
•	Morgan Stanley - Alain Gabriel
•	Société Générale - Christian Georges
•	UBS - Carsten Riek

Disclaimer

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/